FORM 11-K




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934





For the fiscal year ended December 31, 1993


Commission file no. 1-924





                          A.  Full title of the plan:



                             AEROQUIP CORPORATION
                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN





                 B.  Name of issuer of the securities
                     held pursuant to the plan and the
                     address of its principal executive office:



                              TRINOVA CORPORATION
                                 3000 Strayer
                            Maumee, Ohio 43537-0050



             This document, including exhibits, contains 31 pages.
                      The cover page consists of 1 page.
                   The Exhibit Index is located on page 30.

                              REQUIRED INFORMATION


     The following financial statements are furnished for the Aeroquip Corporation Retirement Savings and Profit Sharing Plan:

                                                                   Page

     Report of Independent Auditors                                  3
     Statements of Net Assets Available for
      Plan Benefits                                                  4
     Statements of Changes in Net Assets Available
      for Plan Benefits                                              5
     Notes to Financial Statements                                   6


Exhibit

     The following exhibit is filed herewith:

     Exhibit
     Number

       (1)        Consent of Independent Auditors





                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AEROQUIP CORPORATION
                                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN


                                  By:  /S/ WILLIAM R. AMMANN
                                       William R. Ammann
                                       Vice President - Administration
                                        and Treasurer
June 28, 1994                          TRINOVA Corporation

REPORT OF INDEPENDENT AUDITORS


Administrative Committee
Aeroquip Corporation
 Retirement Savings and Profit Sharing Plan



We have audited the accompanying statements of net assets available for plan benefits of the Aeroquip Corporation Retirement Savings and Profit Sharing Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992 and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.




                                           /S/ ERNST & YOUNG


Toledo, Ohio
June 17, 1994

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AEROQUIP CORPORATION
                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN


                                                        December 31
                                                   1993             1992

ASSETS

 Contributions receivable from employer       $8,426,305         $  4,790,432
 Contributions receivable from employees         199,748              191,829
 Loans receivable from plan participants       2,151,365            1,664,419
 Value of interest in Master Trust - Note 6
   Fixed Income Fund                         215,466,589          221,872,344
   Vanguard Mutual Funds                      21,351,432           14,968,322
   Multi-Asset Fund                           27,045,631           18,812,853
   TRINOVA Stock Fund                          6,953,915            4,126,490
   Government Securities Fund                  1,226,768              845,349
                                             272,044,335          260,625,358

      TOTAL ASSETS                           282,821,753          267,272,038



LIABILITY

 Accrued benefit payments to participants                           2,071,750



     NET ASSETS AVAILABLE FOR PLAN BENEFITS  $282,821,753        $265,200,288
                                            ============         ============



See accompanying notes


                         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                              AEROQUIP CORPORATION
                                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN


                                                                Year Ended December 31
                                                       1993              1992                1991

ADDITIONS
 Contributions by employees                    $ 6,857,517         $     7,584,159     $     8,436,291
 Contributions by employer                      11,031,930               7,504,206           4,398,584
 Net investment income
  Interest earned                               14,891,675              17,250,336          21,966,020
  Dividends received                             1,071,061                 667,591             241,025
  Realized gains on sales of investments           891,618                 797,483           1,083,644
  Other - principally unrealized gains
    on investments                               5,362,782               1,551,117           2,483,922
                                                22,217,136              20,226,527          25,774,611
                                                40,106,583              35,354,892          38,609,486

DEDUCTIONS
 Benefits paid to participants                  21,901,321              36,911,610          25,383,975
 Investment management fees                        160,172                 139,965             111,476
 Other - principally net transfers from
  affiliated benefit plans                         423,625                  37,460             266,788
                                                22,485,118              37,089,035          25,762,239
       NET ADDITIONS (DEDUCTIONS)               17,621,465             (1,734,143)          12,847,247

Net assets available for plan benefits
 at beginning of year                          265,200,288             266,934,431         254,087,184

       NET ASSETS AVAILABLE FOR PLAN
        BENEFITS AT END OF YEAR                $282,821,753           $265,200,288        $266,934,431
                                               ===========            ============        ============

See accompanying notes

                                                       -5-

                        NOTES TO FINANCIAL STATEMENTS
                            AEROQUIP CORPORATION
                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                              DECEMBER 31, 1993

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

          The accounting records of the Aeroquip Corporation Retirement Savings and Profit Sharing Plan (the Plan) are maintained on the accrual basis.

Investment Valuation and Income Recognition

          Marketable securities are stated at aggregate fair value and are valued at the last sales price of the valuation period quoted by a national securities exchange. The guaranteed investment contracts are stated at contract value which approximates fair value. The difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as unrealized gains (losses) on investments.

          Realized gains or losses on the sales of investments represent the differences between the proceeds received upon sale and the cost of investments sold, determined on an average cost basis.

          Investment management fees are paid by the Plan, while all other administrative expenses of the Plan are currently borne by the Plan sponsor, Aeroquip Corporation (Aeroquip), a wholly-owned subsidiary of TRINOVA Corporation, (TRINOVA).

Payment of Benefits

          Effective January 1, 1993 the Plan changed its method of accounting for benefits of employees who have withdrawn from participation in the Plan but have not yet been paid. This change was made to conform with new guidance in the American Institute of Certified Public Accountants Audit and Accounting Guide "Audits of Employee Benefits Plan." The cumulative effect of this change as of January 1, 1993 and the effect of the change on the 1993 financial statements was not material.

NOTE 2 - DESCRIPTION OF PLAN

          The Plan is a defined contribution plan. Eligible participants generally include all full-time employees of Aeroquip and part-time employees of Aeroquip who were participants on December 31, 1989, in any qualified pension or profit-sharing plan sponsored by Aeroquip. However, bargaining unit employees are excluded (unless the collective bargaining agreement specifically authorizes their participation) as are leased employees and employees classified as interns.

          Participants may contribute to the Plan on a pre-tax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent). Aeroquip will match participant pre-tax contributions dollar for dollar up to the first 2 percent, and 50 percent of the next 2 percent, of each participant's annual compensation. Participants may also contribute up to 10 percent of their annual compensation to the Plan on an after-tax basis, provided that pre-tax contributions have met the limit allowable under IRS regulations. Aeroquip also makes an annual profit-sharing contribution to the Plan based upon the return on net assets achieved by Aeroquip. All eligible participants receive a minimum profit-sharing allocation of 1 percent of annual compensation up to the Social Security wage base and 1.5 percent of annual compensation in excess of the Social Security wage base regardless of their level of elective deferrals. The total amount contributed on behalf of each eligible participant is subject to calendar-year limits of the Internal Revenue Code, which are indexed and adjusted for changes in the cost of living.

          Participants have an immediate and fully-vested interest in the portion of the Plan accounts represented by their pre-tax and voluntary after-tax contributions to the Plan, including any earnings on these amounts. Aeroquip's matching contributions on participants' pre-tax elective deferrals are also immediately and fully vested. Aeroquip's profit-sharing allocations, as well as earnings thereon, vest at the rate of 25 percent per year of service. Service with Aeroquip prior to enactment of the Plan counts for vesting purposes.

NOTE 2 - DESCRIPTION OF PLAN (Continued)

          If a participant has less than four years of service and employment ends for a reason other than retirement, disability or death, the participant forfeits the unvested portion of the account if he or she takes distribution of the vested portion of the account if that participant resumes employment within the next five years following the date on which termination occurs, and repays to the Plan the full amount of the distribution, the participant's account will be restored to the amount on the date of distribution. Forfeited balances are used to reduce Aeroquip's future contributions.

          Each participant individually directs his or her contributions and Aeroquip's contributions, except for 25 percent of Aeroquip's profit-sharing contribution, into one or more of the following investment funds (in multiples of 10 percent). Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund.

               (1) TRINOVA Stock Fund, selected by 4,565 and 4,687 participants at December 31, 1993 and 1992, respectively, is invested in TRINOVA common stock. Cash dividends paid on shares held by the Trust will be used to purchase additional shares for participant accounts. Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund until distribution to the participant or until the participant reaches age 55. After age 55, the participant has the option to redirect the investment of the 25 percent portion from the TRINOVA Stock Fund into any of the other available funds. Participants may elect to have additional amounts over Aeroquip's 25 percent profit-sharing contribution invested in the TRINOVA Stock Fund. TRINOVA common stock is acquired in open market purchases at fair market value.

               (2) Fixed Income Fund, selected by 5,110 and 5,846 participants at December 31, 1993 and 1992, respectively, is invested in insurance company investment contracts, bank investment contracts and their equivalent. These contracts have a specified interest rate for a period of one to five years. Approximately every three months, Aeroquip announces the interest rate which will be paid on all monies that are in the Fixed Income Fund. This interest rate is a single blended rate of the interest rates being paid on each of the contracts in force during that period. New contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poors or its equivalent and have a maximum average contract life of five years.

               (3) Multi-Asset Fund, selected by 1,920 and 1,867 participants at December 31, 1993 and 1992, respectively, is invested in nine major world capital classes, including stocks and bonds of U.S. and international companies, venture capital, real estate and cash equivalents. Brinson Partners, Inc. is the investment manager of the Multi-Asset Fund.

               (4) Government Securities Fund, selected by 506 and 369 participants at December 31, 1993 and 1992, respectively, is invested in fixed income securities issued or guaranteed by the U.S. Government, or its agents or instrumentalities. These securities include U.S. Treasury bills, notes and bonds. The Government Securities Fund seeks to provide a high level of current income, consistent with the preservation of capital. Ryan Labs., Inc. is the investment manager of the Government Securities Fund.

               (5) Vanguard Funds, selected by 1,307 and 1,227 participants at December 31, 1993 and 1992, respectively, is managed by The Vanguard Group of Investment Companies. There are four individual mutual funds in which participants may invest:

               (a)  Vanguard Index Trust - 500 Portfolio Fund (Index Fund):
          Money in the Index Fund is invested in stocks of the companies which make up the Standard & Poor's 500 Composite Stock Price Index. The objective of the Index Fund is to match the performance of the Standard & Poor's 500 Index.

               (b) Vanguard/Windsor II Fund (Windsor II Fund): Money in the Windsor II Fund is invested in stocks which, in the opinion of the fund's investment manager are undervalued in the marketplace. The stocks held in the Windsor II Fund tend to offer above-average dividend yields and will normally have below-average price-to earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

               (c) Vanguard/Morgan Growth Fund (Morgan Growth Fund): Money in the Morgan Growth Fund is invested primarily in stocks of "established growth" companies. The companies will normally be medium and larger size companies with above-average growth in sales and earnings over extended periods.

               (d) Vanguard - International Growth Portfolio Fund (International Growth Fund): Money in the International Growth Fund is invested in non-U.S. stocks that have been selected for their growth potential. The International Growth Fund tends to be widely diversified both geographically and in terms of size of companies.

          Effective April 1, 1994, the Plan was merged into the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan (formerly known as the TRINOVA Corporation Retirement Savings and Profit Sharing Plan for Corporate Employees). Hazlehurst and Associates was terminated as recordkeeper of the plan assets and The Vanguard Group was added as trustee and recordkeeper. Participants will be able to participate in three new investment funds; the Vanguard Star Fund, the Vanguard Fixed Income Securities - Long Term Corporate Portfolio, and the Vanguard Money Market Reserves - U.S. Treasury Portfolio. The Multi-Asset Fund and Government Securities Fund options were terminated March 31,1994 and assets held under these options were transferred to the Vanguard Star and Vanguard Money Market Reserve - U.S. Treasury Portfolio Funds, respectively. Investment directions will be made in 1 percent increments.

          Participants of the Plan have general purpose and home loans available. The minimum loan permitted is $1,000. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balances or the total of his or her pre-tax, match and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans will be repaid to the Plan in equal installments through payroll deductions over a period up to five years for general purpose and twenty years for home loans. Interest is charged at a reasonable rate, as determined by the Administrative Committee.

               Aeroquip reserves the right to amend, modify or terminate the Plan at any time.

NOTE 3 - BENEFITS

               A participant is entitled to the benefit provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

               Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or
(ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the Plan Administrator will distribute the participant's entire interest in one lump sum payment.

               Withdrawals of pre-tax contributions and Aeroquip's profit-sharing and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.


The following is a reconciliation of net assets available for plan benefits shown in the financial statements to the amounts included in Form 5500:

                                                                  December 31
                                                                     1993
Net assets available for plan benefits
 per financial statements                                        $282,821,753
Less:  Amounts allocated to withdrawing participants               11,035,284
Net assets available for plan benefits per the Form 5500:        $271,786,469
                                                                  ===========

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                 Year Ended
                                                              December 31,1993
Benefits paid to participants per the financial statements       $ 21,901,321
Add:  Amounts allocated to withdrawing participants
 at December 31, 1993                                              11,035,284

Benefits paid to participants per the Form 5500                  $ 32,936,605
                                                                  ===========

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved prior to December 31 but not yet paid as of that date.

NOTE 4 - INCOME TAX STATUS

               The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code, and Aeroquip will take the appropriate steps to obtain a ruling of this effect from the Internal Revenue Service. Aeroquip believes the Plan as written is in operational compliance with the Internal Revenue Code of 1986 as amended.

NOTE 5 - TAX EFFECTS ON PLAN PARTICIPANTS

               A proportionate amount of any withdrawal during employment from a participant's Plan account attributable to after-tax, voluntary contributions made after 1986 will be treated as a distribution of earnings on such contributions, and the remaining amount of the withdrawal will be considered a return of the participant's after-tax, voluntary contributions. After-tax, voluntary contributions made prior to 1987 may be withdrawn in whole or in part without their applicable earnings. The amount considered as a return of the participant's after-tax, voluntary contributions will not be subject to Federal income tax. However, the amount withdrawn that constitutes earnings on after-tax, voluntary contributions and any amount withdrawn during employment from a participant's Plan account attributable to pre-tax salary reduction contributions and Aeroquip's matching contributions will be subject to Federal income tax at ordinary income tax rates and may be subject to an additional excise tax, as described below.

               The amount of a distribution received in a lump sum equal to a participant's after-tax, voluntary contributions not previously withdrawn due to retirement, death, total and permanent disability, or termination of employment for any other reason is not subject to Federal income tax. The amount of the lump sum distribution in excess of a participant's after-tax, voluntary contributions not previously withdrawn is subject to Federal income tax at ordinary income tax rates. However, the taxable portion of a qualifying lump sum distribution may be eligible under certain circumstances for special ten-year or five-year averaging or capital gains treatment. Whether a lump sum distribution qualifies for special ten-year or five-year averaging or capital gains treatment depends upon, among other things, the participant's age, employment status, and dates of participation in the Plan. If a participant receives TRINOVA common stock as part of a lump sum distribution, the excess, if any, of the fair market value of the common stock over the cost of the common stock is not subject to Federal income tax at the time of distribution but generally will be subject to Federal income tax upon any subsequent disposition of the common stock. However, a participant may elect, on the tax return on which the distribution is required to be included, not to have such excess excluded from Federal income tax in the year of distribution, in which case the excess will be taxed in that year.

               If a distribution is made in installments, then the pro rata portion of each installment attributable to a participant's after-tax, voluntary contributions not previously withdrawn is not subject to Federal income tax, and the remaining portion is taxed at ordinary income tax rates.

               Any lump sum distribution that a participant receives from the Plan will generally be subject to mandatory tax withholding. The Plan will withhold 20 percent of the taxable part of the participant's distribution to pay federal income tax.

          Certain penalty taxes may be imposed on the taxable portion of a distribution or withdrawal from the Plan. The taxable portion of a distribution made to a participant prior to age 59-1/2 will be subject to a 10 percent penalty tax unless certain exceptions apply. In addition, the taxable portion of a distribution or withdrawal from the Plan and from an individual retirement account (IRA) may be subject to a 15 percent penalty tax to the extent they aggregate more than a certain amount during any year.

               Loans from the Plan are generally not considered a distribution or a withdrawal for Federal income tax purposes unless the participant terminates employment with an outstanding loan balance and fails to retire that balance in full within 90 days.

               A participant, under certain circumstances, may directly roll over amounts distributed from the Plan to another qualified plan or an individual retirement plan (IRA) and avoid mandatory federal withholding and penalty taxes.
               Participant contributions made on a pre-tax salary reduction basis are not taxed for Federal income tax purposes until actually distributed and are not considered wages for Federal income tax withholding purposes, but are considered wages for Federal Insurance Contributions Act (FICA) purposes.

               Participant after-tax, voluntary contributions are taxed for Federal income tax purposes when made, and are subject to withholding and FICA taxes at that time.

               Matching contributions and other employer contributions are not included in the participant's taxable wages for federal income tax purposes when paid to the Plan, and are not considered wages for federal income tax purposes or FICA purposes.

NOTE 6 - VALUE OF INTEREST IN MASTER TRUST

          The Plan's investments, except for loans, are held in safekeeping by The Northern Trust Company as Trustee under a Master Trust agreement. The Mast Trust holds the investment assets for the Plan and other designated defined contributions plans of the Company, its parent TRINOVA and TRINOVA's other subsidiary. The following table presents the fair values of investments in the Master Trust at December 31, 1993 and 1992.

                                                     December 31
                                              1993                  1992

Investments at Fair Value:
    Fixed Income Fund                      $303,865,565          $305,179,819
    Vanguard Mutual Funds                    46,310,371            31,465,553
    Multi-Asset Funds                        46,920,647            34,861,689
    TRINOVA Stock Fund                       12,317,310             7,950,626
    Government Securities Fund             $  3,572,450          $  2,463,161

                                           $412,986,343          $381,920,848
                                            ===========           ===========


NOTE 6 - VALUE OF INTEREST IN MASTER TRUST (Continued)

Net investment income for the Master Trust for each of the three years in the period ended December 31, 1993 is as follows:

                                            Year Ended December 31
                                       1993           1992          1991

Net investment income:
    Vanguard Mutual Funds           $21,924,851    $23,821,843   $29,017,148
    Multi-Asset Funds                 2,182,874      1,345,912       455,339
    TRINOVA Stock Fund                1,758,587      1,388,865     3,651,815
    Government Securities Fund       10,234,251      2,922,290     3,212,214

                                    $36,100,563    $29,478,910   $36,336,516
                                     ==========     ==========    ==========

          At December 31, 1993 and 1992, the Plan's interest in the net assets of the Master Trust was approximately 65.8 percent and 68.2 percent, respectively. The Plan's interest in any one Master Trust fund does not correspond to the Plan's overall interest in the Master Trust as participants in each plan select individual investment options. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.


NOTE 6 - VALUE OF INTEREST IN MASTER TRUST (Continued)

Fair values and costs of the Plan's interest in the net assets of the Master
Trust at December 31, 1993 are as follows:


Description                                        Fair Value          Cost

FIXED INCOME FUND
 Aetna Life Insurance Contract
   expiring in 1994                               $  5,731,429     $  5,731,429
 Allstate Insurance Contract
   expiring in 1997                                  3,676,974        3,679,974
 Allstate Insurance Contract
   expiring in 1998                                  9,847,974        9,847,974
 Allstate Insurance Contract
   expiring in 1998                                  3,685,190        3,685,190
 American International
   Life Insurance Contract
   expiring in 1997                                 11,565,612       11,565,612
 Balcor Equity Pension
   Investors II                                         48,842           48,842
 Bankers Trust Delaware Group Annuity
   Contract expiring in 1996                        17,776,307       17,776,307
 Bankers Trust Delaware Group Annuity
   Contract expiring in 1996                        12,863,400       12,863,400
 Citibank, N.A. Contract
   expiring in 1998                                  9,286,054        9,286,054
 Citibank, N.A. Contract
   expiring in 1998                                 11,399,477       11,399,477
 Executive Life Insurance Contract
   (In Rehabilitation) expired in 1991                 304,636          304,636
 Insured Pension Investors - 1984                       49,329           49,329
 Insured Pension Investors - 1985                       48,850           48,850
 Lotsoff Contract expiring in 1999                   9,373,827        9,373,827
 Mass Mutual Insurance Contract
   expiring in 1994                                 14,813,413       14,813,413
 Metropolitan Life Insurance Contract
   expiring in 1994                                  1,432,193        1,432,193
 Metropolitan Life Insurance Contract
   expiring in 1995                                  7,444,325        7,444,325
 Metropolitan Life Insurance Contract
   expiring in 1995                                 17,659,327       17,659,327
 Metropolitan Life Insurance Contract
   expiring in 1996                                 12,124,532       12,124,532
 Mutual Benefit Life Insurance Contract
   (In Rehabilitation) expired in 1992              21,108,339       21,108,339
 Mutual Benefit Life Insurance Contract
   (In Rehabilitation) expired in 1992               2,561,070        2,561,070
 Mutual Benefit Life Insurance Contract
   (In Rehabilitation) expiring in 1994             10,161,797       10,161,797
 Prudential Life Insurance Contract
   expiring in 1998                                  7,110,171        7,110,171
 Prudential Life Insurance Contract
   expiring in 1996                                 12,892,438       12,892,438
 Cash and cash equivalents                          12,483,013       12,483,013
 Interest receivable                                    15,070           15,070
                                                  $215,466,589     $215,466,589

                                      -14-


NOTE 6 - VALUE OF INTEREST IN MASTER TRUST (Continued)


Description                                        Fair Value         Cost

VANGUARD MUTUAL FUNDS
 Vanguard/Morgan Growth Fund
  (254,444.495 shares)                               3,055,879        3,148,008
 Vanguard Index Fund
  (204,927.674 shares)                               8,981,981        8,237,241
 Vanguard/Windsor II Fund
  (321,248.940 shares)                               5,474,083       5,224,270
 Vanguard International Growth Fund
  (263,669.509 shares)                               3,562,176        2,893,956
 Cash and cash equivalents                             276,908          276,908
 Interest receivable                                       405              405
                                                    21,351,432       19,780,788

MULTI-ASSET FUND
 Brinson Partners Multi-Asset Fund
  (50,597.076 shares)                               26,621,308       19,611,485
 Cash and cash equivalents                             423,419          423,419
 Interest receivable                                       904              904
                                                    27,045,631       27,045,631
TRINOVA STOCK FUND
 TRINOVA Corporation Common Stock
   (220,559 shares)                                  6,920,039        5,001,093
 Cash and cash equivalents                              33,775           33,775
 Interest receivable                                       101              101
                                                     6,953,915        5,034,969

GOVERNMENT SECURITIES FUND

 U.S. Government Agency Issues                       1,150,964        1,150,964
 Cash and cash equivalents                              53,948           53,948
 Interest receivable                                    21,856           21,856
                                                     1,226,768        1,235,552

     TOTALS                                       $272,044,335     $261,553,706
                                                  ============     ============

          At December 31, 1993, the Fixed Income Fund of the Plan holds an investment in an Executive Life Insurance Company (Executive Life) guaranteed investment contract that was to have expired in 1991 in the amount of $304,636. In 1991, First Executive Corporation, the parent of Executive Life Insurance Company, filed for protection under Chapter 11 of the Federal Bankruptcy Code. State insurance regulators have taken control of Executive Life, as well as other investments of the parent. A Plan of Rehabilitation was filed on September 6, 1991 in the Superior Court of the State of California for the County of Los Angeles and was approved on August 31, 1993. The plan became effective on September 3, 1993 and provides for a minimum of approximately 75 percent of the contract principal to be repaid after a minimum rehabilitation period of five years.

          Also, at December 31, 1993, the Fixed Income Fund of the Plan holds investments in Mutual Benefit Life Insurance Company (Mutual Benefit) guaranteed investment contracts totaling $33,831,206, of which $23,669,409 was to have expired in 1992. The New Jersey Insurance Department has taken control of Mutual Benefit. A Plan of Rehabilitation was filed on August 3, 1992, and amended on January 15, 1993, in the Superior Court of New Jersey. The plan became effective on April 29, 1993 and provides for the contract principal to be repaid over a five-year period from 1999 through 2003. The repayment dates may be extended if warranted by Mutual Benefit's financial condition.

          While the ultimate outcome of these matters cannot now be predicted, management is of the opinion, based on the facts now known, that the ultimate loss, if any, in these matters will not be material to the Plan's net assets available for plan benefits.


NOTE 6 - VALUE OF INTEREST IN MASTER TRUST

Fair values and costs of the Plan's interest in the net assets of theh Master
Trust at December 31, 1992 are as follows:


Description                                        Fair Value          Cost
FIXED INCOME FUND
 Aetna Life Insurance Contract
   expiring in 1994                               $  9,082,910     $  9,082,910
 American International
   Life Insurance Contract
   expiring in 1997                                 10,610,511       10,610,511
 Balcor Equity Pension
   Investors II                                         48,842           48,842
 Bankers Trust Delaware Group Annuity
   Contract expiring in 1996                        17,070,144       17,070,144
 Bankers Trust Delaware Group Annuity
   Contract expiring in 1996                        12,330,005       12,330,005
 Canada Life Assurance Insurance Contract
   expiring in 1993                                  4,935,097        4,935,097
 Citibank, N.A. Contract
   expiring in 1998                                 10,609,963       10,609,963
 Executive Life Insurance Contract
   (In Rehabilitation) expired in 1991                 352,057          352,057
 Insured Pension Investors - 1984                       49,329           49,329
 Insured Pension Investors - 1985                       48,850           48,850
 Mass Mutual Insurance Contract
   expiring in 1994                                 14,813,413       14,813,413
 Metropolitan Life Insurance Contract
   expiring in 1993                                  5,436,861        5,436,861
 Metropolitan Life Insurance Contract
   expiring in 1994                                  2,751,837        2,751,837
 Metropolitan Life Insurance Contract
   expiring in 1995                                 17,175,340       17,175,340
 Metropolitan Life Insurance Contract
   expiring in 1995                                  8,562,872        8,562,872
 Metropolitan Life Insurance Contract
   expiring in 1996                                 15,280,441       15,280,441
 Mutual Benefit Life Insurance Contract
   (In Rehabilitation) expired in 1992              20,485,262       20,485,262
 Mutual Benefit Life Insurance Contract
   (In Rehabilitation) expired in 1992               2,485,472        2,485,472
 Mutual Benefit Life Insurance Contract
   (In Rehabilitation) expiring in 1994              9,861,840        9,861,840
 Philadelphia Life Insurance Contract
   expiring in 1993                                 12,129,452       12,129,452
 Prudential Life Insurance Contract
   expiring in 1996                                 16,273,204       16,273,204
 Union Central Life Insurance Contract
   expiring in 1993                                 20,633,068       20,633,068
 Cash and cash equivalents                          10,834,343       10,834,343
 Interest receivable                                    11,231           11,231
                                                   221,872,344      221,872,344


NOTE 6 - VALUE OF INTEREST IN MASTER TRUST (Continued)


Description                                        Fair Value         Cost

VANGUARD MUTUAL FUND
 Vanguard/Morgan Growth Fund
  (205,463.017 shares)                               2,599,107        2,525,543
 Vanguard Index Fund
  (210,055.241 shares)                               8,605,963        8,241,453
 Vanguard/Windsor II Fund
  (169,889.664 shares)                               2,702,945       2,604,496
 Vanguard International Growth Fund
  (110,824.305 shares)                               1,042,857        1,042,857
 Cash and cash equivalents                              17,450           17,450
                                                    14,968,322       14,968,322
MULTI-ASSET FUND
 Brinson Partners Multi-Asset Fund
  (39,156.651 shares)                               18,366,388       14,004,957
 Cash and cash equivalents                             445,548          445,548
 Interest receivable                                       917              917
                                                    18,812,853       14,451,422
TRINOVA STOCK FUND
 TRINOVA Corporation Common Stock
   (188,973 shares)                                  4,039,298        4,111,919
 Cash and cash equivalents                              87,089           87,089
 Interest receivable                                       103              103
                                                     4,126,490        4,199,111

GOVERNMENT SECURITIES FUND
 Corporate Bonds                                        70,537           67,968
 U.S. Government Agency Issues                         760,461          760,459
 Cash and cash equivalents                               1,952            1,952
 Interest receivable                                    12,399           12,399
                                                       845,349          842,778

     TOTALS                                       $260,625,358     $252,163,966
                                                  ============     ============



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION

                                                 Fixed      Vanguard         Multi-         TRINOVA
                                                Income       Mutual          Asset           Stock
                                                 Fund         Funds           Fund           Fund

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT DECEMBER 31, 1992               $220,159,054 $ 14,847,977     $18,605,474    $4,103,533

ADDITIONS
 Contributions
  Employees                                     4,439,188      917,511       1,140,902       200,265
  Employer                                      4,132,337      705,487       1,044,390     1,348,814
                                                8,571,525    1,622,998       2,185,292     1,549,079
 Net investment income
  Interest earned                              14,665,331       12,284          14,567         1,925
  Dividends received                                           912,167                       158,894
  Realized gains on
   sales of investments
    Aggregate proceeds                                         344,275         559,940     1,009,579
    Aggregate cost                                                             255,073       791,669
                                                               344,275         304,867       217,910
  Other - principally unrealized gains
   (losses) on investments                                   1,100,581       2,278,772     1,991,252
                                               14,665,331    2,369,307       2,598,206     2,369,060
                                               23,236,856    3,992,305       4,783,498     3,919,060
 DEDUCTIONS
 Benefits paid to participants                 18,056,652    1,462,899       1,640,493       407,087
 Investment management fees                                     19,112         139,712
 Other - principally net transfers among
  investment funds and net transfers to
  benefit plans of affiliated companies         9,872,669   (3,993,161)     (5,436,864)      661,591
                                               27,929,321   (2,511,150)     (3,656,659)    1,068,678

NET ADDITIONS (DEDUCTIONS)                     (4,692,465)   6,503,455       8,440,157     2,850,382

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT DECEMBER 31, 1993               $215,466,589  $21,351,432     $27,045,631    $6,953,915
                                             ============  ============    ============  ===========



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION

                                             Government
                                             Securities                    Contribution
                                                Fund          Loans         Receivable       Total

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT DECEMBER 31, 1992                $  837,570    $1,664,419      $4,982,261      $265,200,288

ADDITIONS
 Contributions
  Employees                                      151,732                         7,919         6,857,517
  Employer                                       165,029                     3,635,873        11,031,930
                                                 316,761                     3,643,792        17,889,447

 Net investment income
  Interest earned                                 63,280        134,288                       14,891,675
  Dividends received                                                                           1,071,061
  Realized gains on
   sales of investments
    Aggregate proceeds                         4,299,472                                       6,213,265
    Aggregate cost                             4,274,906                                       5,321,648
                                                  24,566                                         891,617

  Other - principally unrealized gains
   (losses) on investments                        (7,823)                                      5,362,782
                                                  80,023        134,288                       22,217,136
                                                 396,784        134,288       3,643,792       40,106,583
 DEDUCTIONS
 Benefits paid to participants                   334,190                                      21,901,321
 Investment management fees                        1,348                                         160,172
 Other - principally net transfers among
  investment funds and net transfers from
  benefit plans of affiliated companies         (327,952)       (352,658)                        423,625
                                                   7,586        (352,658)                     22,485,118

NET ADDITIONS (DEDUCTIONS)                       389,198         486,946      3,643,792       17,621,465

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT DECEMBER 31, 1993                $1,226,768     $ 2,151,365    $ 8,626,053    $ 282,821,753
                                              ==========     ===========    ===========    =============


NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)

                                                                                Vanguard
                                              Clearing       Fixed Income         Mutual
                                                Fund             Fund              Funds

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $1,781,684      $238,954,146       $ 6,771,853


ADDITIONS
 Contributions
  Employees                                                     5,262,345           902,357
  Employer                                                      2,655,071           431,180
                                                                7,917,416         1,333,537

 Net investment income
  Interest earned                                 1,327        17,075,302             8,890
  Dividends received                                                                528,930
  Realized gains on sales
   of investments
    Aggregate proceeds                                                            7,225,262
    Aggregate cost                                                                6,773,651
                                                                                    451,611

  Other - principally unrealized gains
   (losses) on investments                                                           (6,137)
                                                  1,327         17,075,302          983,294
                                                 1,327          24,992,718        2,316,831

DEDUCTIONS
 Benefits paid to participants                  (34,423)        30,762,007        2,218,447
 Investment management fees                                          7,637           15,879
 Other - principally net transfers among
  investment funds and net transfers from
  benefit plans of affiliated companies       1,817,434         13,018,166       (7,993,619)
                                              1,783,011         43,787,810       (5,759,293)
NET ADDITIONS (DEDUCTIONS)                   (1,781,684)       (18,795,092)       8,076,124


NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                                         $220,159,054      $14,847,977
                                             ==========       ============      ===========



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION  (Continued)

                                                                                Government
                                             Multi-Asset     TRINOVA Stock      Securities
                                                Fund             Fund              Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $12,548,564       $3,868,874       $


ADDITIONS
 Contributions
  Employees                                    1,153,548          216,180           139,502
  Employer                                       621,611          436,043            81,650
                                               1,775,159          652,223           221,152

 Net investment income
  Interest earned                                 22,474            4,740            30,173
  Dividends received                                              138,661
  Realized gains on sales
   of investments
    Aggregate proceeds                         1,851,076        1,154,027         1,213,556
    Aggregate cost                             1,533,050        1,128,627         1,211,110
                                                 318,026           25,400             2,446

  Other - principally unrealized gains
   (losses) on investments                     1,279,527          275,616             2,111
                                               1,620,027          444,417            34,730
                                               3,395,186        1,096,640           255,882

DEDUCTIONS
 Benefits paid to participants                 3,328,623          561,877            75,079
 Investment management fees                      107,680            8,152               617
 Other - principally net transfers among
  investment funds and net of transfers
  from benefit plans of affiliated companies  (6,098,027)         291,952          (657,384)
                                              (2,661,724)         861,981          (581,688)
NET ADDITIONS (DEDUCTIONS)                     6,056,910          234,659           837,570

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $18,605,474       $4,103,533        $  837,570
                                             ===========       ==========        ==========



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION  (Continued)

                                                             Contribution
                                                Loans         Receivable           Total

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $1,215,927       $1,793,383        $266,934,431

ADDITIONS
 Contributions
  Employees                                                      (89,773)          7,584,159
  Employer                                                     3,278,651           7,504,206
                                                               3,188,878          15,088,365

 Net investment income
  Interest earned                               107,430                           17,250,336
  Dividends received                                                                 667,591
  Realized gains on sales
   of investments
    Aggregate proceeds                                                            11,443,921
    Aggregate cost                                                                10,646,438
                                                                                     797,483

  Other - principally unrealized gains
   (losses) on investments                                                         1,551,117
                                                107,430                           20,266,527
                                                107,430                           35,354,892

DEDUCTIONS
 Benefits paid to participants                                                    36,911,610
 Investment management fees                                                          139,965
 Other - principally net transfers among
  investment funds and net transfers
  from benefit plans of affiliated companies    341,062                               37,460
                                                341,062                           37,089,035

NET ADDITIONS (DEDUCTIONS)                      448,492       3,188,878           (1,734,143)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $1,664,419      $4,982,261         $265,200,288
                                             ==========      ==========         ============



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)

                                                              Fixed                         Multi-
                                               Clearing       Income          Index         Asset
                                               Account        Fund            Fund           Fund

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT DECEMBER 30, 1990               $   537,423   $226,541,642    $ 5,746,108    $12,007,125

ADDITIONS
 Contributions
  Employees                                    8,405,168        448,502         35,426         64,734
  Employer                                     7,352,224        110,144         13,405         26,599
                                              15,757,392        558,646         48,831         91,333
 Net investment income
  Interest earned                                193,615     21,679,087          2,714          4,187
  Dividends received                                                           111,315
  Realized gains on
   sales of investments
    Aggregate proceeds                                                       7,487,527      2,696,341
    Aggregate cost                                                           6,721,804      2,415,659
                                                                               765,723        280,682
  Other - principally unrealized gains
   (losses) on investments                                                     589,523      1,901,268
                                                 193,615    21,679,087       1,469,275      2,186,137
                                              15,951,007    22,237,733       1,518,106      2,277,470
 DEDUCTIONS
 Benefits paid to participants                18,622,307      6,117,454          79,944       477,991
 Investment management fees                                       4,468         18,009        78,999
 Other - principally net transfers among
  investment funds and net transfers
  from benefit plans of affiliated companies  (3,915,561)     3,703,307        394,408      1,179,041
                                              14,706,746      9,825,229        492,361      1,736,031

NET ADDITIONS (DEDUCTIONS)                     1,244,261     12,412,504      1,025,745        541,439

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT DECEMBER 31, 1991               $ 1,781,684   $238,954,146     $6,771,853    $12,548,564
                                             ============  =============    ============  ============


NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)


                                                TRINOVA
                                                 Stock                    Contribution
                                                 Fund          Loans       Receivable         Total

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT DECEMBER 30, 1990               $ 2,951,471     $  866,538    $5,436,877     $254,087,184
ADDITIONS
 Contributions
  Employees                                        18,087                    (535,626)       8,436,291
  Employer                                          4,080                  (3,107,868)       4,398,584
                                                   22,167                  (3,643,494)      12,834,875

 Net investment income
  Interest earned                                   3,846        82,571                     21,966,020
  Dividends received                              129,710                                      241,025
  Realized gains on
   sales of investments
    Aggregate proceeds                            816,290                                   11,000,158
    Aggregate Cost                                779,051                                    9,916,514
                                                   37,239                                    1,083,644
  Other - principally unrealized gains
  (losses) on investments                          (6,869)                                   2,483,922
                                                  163,926        82,571                     25,774,611
                                                  186,093        82,571                     38,609,486

DEDUCTIONS
 Benefits paid to participants                     86,279                                   25,383,975
 Investment management fees                        10,000                                      111,476
 Other - principally net transfers among
  investment funds and net of transfers
  to benefit plans of affiliated companies       (827,589)     (266,818)                       266,788
                                                 (731,310)     (266,818)                    25,762,239

NET ADDITIONS (DEDUCTIONS)                        917,403       349,389      (3,643,494)    12,847,247

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT DECEMBER 31, 1991               $  3,868,874    $1,215,927      $1,793,383   $266,934,431
                                             ============    ==========      ===========  =============



NOTE 8 - VANGUARD MUTUAL FUND

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1993 is as follows:


                                               Morgan                                          International
                                            Growth Fund     Index Fund      Windsor II Fund     Growth Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                       $2,599,107       $8,605,963       $2,702,945        $1,042,857


  Contributions and transfers from            1,075,327        2,654,554       2,362,646           788,175
   other investment options

  Net investment income
   Interest earned                                1,278            2,875           3,484               743
   Dividends received                          344,007          238,359         301,686            28,116
   Realized gains/(losses)                       34,880          230,614          59,903            18,878
   Unrealized gains/(losses)                  (165,694)         380,229          151,363           734,683
                                               214,471          852,077         516,436           782,420

  Net Intra-Vanguard Transfers                (426,508)      (1,283,351)         528,929         1,180,930
                                               863,290        2,223,280       3,408,011         2,751,525

  Benefit payments and transfers
   to other investment options                 403,665        1,836,513         633,309           203,260
  Expenses                                       2,853           10,749           3,564             1,946
                                               406,518        1,847,262         636,873           232,206

NET ADDITIONS (DEDUCTIONS)                     456,772          376,018        2,771,138         2,519,319

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                       $3,055,879       $8,981,981      $5,474,083        $3,562,176
                                            ==========       ==========       ==========        ==========



NOTE 8 - VANGUARD MUTUAL FUND OPTION (Continued)

                                                                                Total
                                              Trustee       Benefits           Vanguard
                                            Cash Account    Payable          Mutual Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                         $ 17,450      $(120,345)        $14,847,977

 Contributions and transfers from
  other investment options                     255,958                          7,136,660

 Net Investment Income
  Interest earned                                3,905                             12,285
  Dividends received                                                             912,168
  Realized gains/(losses)                                                        344,275
  Unrealized gains/(losses)                      3,905                         1,100,581


 Net Intra-Vanguard Transfers                  259,863                         9,505,969


 Benefit payments and transfers
  to other investment options                                 (120,345          2,983,402
 Expenses                                                                         19,112
                                                             (120,345)         3,002,514

NET ADDITIONS (DEDUCTIONS)                     259,863        120,345          6,503,455

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                         $277,313                        $21,351,432
                                              ========       ========        ===========



NOTE 8 - VANGUARD MUTUAL FUND

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1992 is as follows:


                                               Morgan                                          International
                                            Growth Fund     Index Fund      Windsor II Fund     Growth Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                       $               $6,805,382       $                  $


  Contributions and transfers from
   other investment options                  2,111,187       6,392,378        2,171,249            814,821

  Net investment income
   Interest earned                               1,429           1,738              684                232
   Dividends received                          135,504         252,166          118,641             22,619
   Realized gains/(losses)                     (18,175)        461,836           16,055             (8,105)
   Unrealized gains/(losses)                    73,564        (111,638)          98,449            (66,512)
                                               192,322         604,102          233,829            (51,766)

  Net Intra-Vanguard Transfers                 828,305      (2,274,903)       1,030,032            416,566
                                             3,131,814       4,721,577        3,435,110          1,179,621

  Benefit payments and transfers
   to other investment options                 530,756       2,912,040          729,898            135,556
  Expenses                                       1,951           8,956            2,267              1,208
                                               532,707       2,920,996          732,165            136,764

NET ADDITIONS (DEDUCTIONS)                   2,599,107       1,800,581        2,702,945          1,042,857

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                       $2,599,107      $8,605,963       $2,702,945         $1,042,857
                                            ==========      ==========       ==========         ==========



NOTE 8 - VANGUARD MUTUAL FUND OPTION (Continued)

                                                                                Total
                                              Trustee       Benefits           Vanguard
                                            Cash Account    Payable          Mutual Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                         $ 3,446       $(36,975)        $ 6,771,853

 Contributions and transfers from
  other investment options                     10,694                         11,500,329

 Net Investment Income
  Interest Earned                               4,807                              8,890
  Dividends Received                                                             528,930
  Realized gains/(losses)                                                        451,611
  Unrealized gains/(losses)                                                       (6,317)
                                                4,807                            983,294

 Net Intra-Vanguard Transfers
                                               15,501                         12,483,623

 Benefit payments and transfers
  to other investment options                                 83,370           4,391,620
 Expenses                                       1,497                             15,879
                                                1,497         83,370           4,407,499

NET ADDITIONS (DEDUCTIONS)                     14,004        (83,370)          8,076,124

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                         $17,450      ($120,345)        $14,847,977
                                              =======       ========         ===========


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